Exhibit 21.1

LIST OF SUBSIDIARIES

American Education Center, Inc., a New York corporation	100%
AEC Management Ltd., a British Virgin Islands company	100%
AEC Southern Management Limited, a Hong Kong company	100%
Qianhai Meijiao Education Consulting Management Co., Ltd., a wholly owned foreign subsidiary pursuant to PRC laws	100%
American Institute of Financial Intelligence LLC	51%
Yiqilai (Shenzhen) Consulting Management Co., Ltd., a wholly owned foreign subsidiary pursuant to PRC laws	100%
Shenzhen Zhongwei Technology Co., Ltd., a PRC company	100% VIE